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SEC  MISSION

05035647

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-35079

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HIGH SECURITIES, LTD.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1853 WILLIAM PENN WAY
_____
(No. and Street)

LANCASTER_____PA_____17605-0008_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DERRY YOUNG   717-299-5284
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEARD MILLER COMPANY LLP
_____
(Name – *if individual, state last, first, middle name*)

1869 CHARTER LANE SUITE 301   LANCASTER   PA   17601-5879
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 2 2005
WASH. D.C. 152

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____DERRY YOUNG_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

HIGH SECURITIES LTD
_____ , as

of _____DECEMBER 31_____, 20_04___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

_____
Title


_____Karen M. Edwards_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

High Securities, Ltd.

Table of Contents
December 31, 2004 and 2003



Beard Miller Company LLP
Certified Public Accountants and Consultants

Independent Auditor's Report

To the Board of Directors of
High Securities, Ltd.

We have audited the accompanying balance sheets of High Securities, Ltd. (a Pennsylvania S-Corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Securities, Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company, LLP

Lancaster, Pennsylvania
January 20, 2005

High Securities, Ltd.

Balance Sheets
December 31, 2004 and 2003

	2004	2003
Assets		
Current Assets		
Cash and cash equivalents	$ 68,956	$ 146,619
Accounts receivable - related party	20,016	-
Prepaid taxes	1,099	1,099
Prepaid expenses	3,450	-
Total Current Assets	93,521	147,718
Investment	-	3,300
Total Assets	$ 93,521	$ 151,018
Liability and Stockholder's Equity		
Current Liability		
Accrued expenses	$ 6,942	$ 201
Stockholder's Equity		
Common stock, $.01 par value - 10,400 shares authorized and issued	104	104
Paid-in capital	14,001	14,001
Retained earnings	98,869	163,107
Less - Cost of Treasury (3,016 shares)	(26,395)	(26,395)
Total Stockholder's Equity	86,579	150,817
Total Liability and Stockholder's Equity	$ 93,521	$ 151,018

See notes to financial statements.

High Securities, Ltd.

Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Revenue		
Commissions and fees	$ 20,016	$ 42,500
Interest	823	2,502
Total Revenue	20,839	45,002
Expenses		
Insurance	243	128
Legal and professional	4,704	4,700
Office and administrative	66,255	82,500
Miscellaneous	2,365	1,003
Regulatory fees	8,210	7,595
Loss on investment	3,300	-
Total Expenses	85,077	95,926
Net Loss	$ (64,238)	$ (50,924)

High Securities, Ltd.

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2004 and 2003

	Capital Stock - Common Shares	Capital Stock	Paid-In Capital	Retained Earnings	Treasury Stock - Common Shares	Treasury Stock - Common	Total
Balances - December 31, 2002	10,400	$ 104	$ 14,001	$ 214,031	3,016	$ (26,395)	$ 201,741
Net loss	-	-	-	(50,924)	-	-	(50,924)
Balances - December 31, 2003	10,400	104	14,001	163,107	3,016	(26,395)	150,817
Net loss	-	-	-	(64,238)	-	-	(64,238)
Balances - December 31, 2004	10,400	$ 104	$ 14,001	98,869	3,016	$ (26,395)	$ 86,579

See notes to financial statements.

5

High Securities, Ltd.

Statements of Cash Flows
Years Ended December 31, 2004 and 2003

		2004		2003
Cash Flows From Operating Activities				
Net loss	$	(64,238)	$	(50,924)
Adjustment to reconcile net loss to net cash used in operating activities				
Loss on investment		3,300		-
Increase in accounts receivable - related party		(20,016)		-
Increase in prepaid taxes		-		(700)
Increase in prepaid expenses		(3,450)		-
Increase (decrease) in accrued expenses		6,741		(844)
Net Cash Used in Operating Activities		(77,663)		(52,468)
Net Decrease in Cash and Cash Equivalents		(77,663)		(52,468)
Cash and Cash Equivalents - Beginning		146,619		199,087
Cash and Cash Equivalents - Ending	$	68,956	$	146,619

Note 1 - Company Operations

The Company was formed on October 17, 1985, for the purpose of registering as a broker-dealer selling interests in direct participation and capital raising programs.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

By consent of its stockholder, the Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. The stockholder is liable for individual federal and state income taxes on the Company's taxable income. Consequently, no provision for income taxes has been presented on the financial statements.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for either 2004 or 2003 and, consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $62,014 and $146,418, respectively, which was $57,014 in excess of its required net capital of $5,000 for 2004 and $141,418 in excess of its required net capital of $5,000 in 2003. The Company's aggregate indebtedness to net capital ratio was .112 to 1 in 2004 and .001 to 1 in 2003.

Note 4 - Investments

During 2000, the Company purchased 300 warrants of the NASDAQ STOCK MARKET, INC. for $3,300. The warrants are exercisable in three tranches from June 2004 to June 2006. These warrants are valued at cost which approximates market value as of December 31, 2003. It was determined that the investment had no value as of December 31, 2004. As a result, the statement of operations shows a loss on these investments for the year ended December 31, 2004.

Note 5 - Related Party Transactions

The Company's commission and fee revenue for 2004 and 2003 was derived from selling interests in related parties' direct participation and capital raising programs. These related parties are in a position to, and in the future may, influence the revenue volume of High Securities, Ltd. for the benefit of another company in a related line of business.

High Securities, Ltd. has a contract with a related party to receive various administrative services. Total expense related to this contract for both 2004 and 2003 was $60,000. High Securities, Ltd. entered into a second contract with the same related party for administrative services pertaining to the sale of interests in 2626 Van Buren Limited Partnership during 2003. Total expense related to this contract for 2003 was $22,500. During 2004, High Securities, Ltd. entered into another contract with the same related party for administrative services pertaining to the sale of interests in WCOP Associates Limited Partnership. The contract is for $45,000 of which $6,255 has been expensed. The remaining $38,745 of this contract is expected to be expensed in 2005.

During 2004, High Securities, Ltd. entered into a contract with WCOP Associates Limited Partnership regarding the offering of Class A Limited Partnership Interests. Upon the sale of these units, High Securities, Ltd. earns a commission. The contract is for $144,000 of which $20,016 has been earned. The remaining balance of $123,984 is expected to be earned during 2005.

The agreements between the Company and related parties are not the result of arms-length negotiations.

Note 6 - Cash Risk

At times during the years ended December 31, 2004 and 2003, cash balances may have exceeded the federally insured limit of $100,000.



Beard Miller Company LLP
Certified Public Accountants and Consultants

Independent Auditor's Report
on the Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
High Securities, Ltd.

We have audited the financial statements of High Securities, Ltd. (a Pennsylvania S-Corporation) for the years ended December 31, 2004 and 2003, and have issued our report thereon dated January 20, 2005. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.

In connection with our audits, we have also audited the supplementary schedules of the Financial and Operational Combined Uniform Single Report, Part IIA, as prescribed in Rule 17a-5 of the General Rules and Regulations of the Securities and Exchange Commission. Further, we have performed a reconciliation pursuant to Rule 17a-5(d)(4) and no material differences were noted. We also determined that High Securities, Ltd., during the years ended December 31, 2004 and 2003, was in compliance with the exemptive provisions of Rule 15c3-3, (k)(2)(i) in that it carried no margin accounts, promptly transmitted all customer funds, and held no funds or securities for, nor owed money nor securities to, its customers.

The information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 20, 2005

High Securities, Ltd.

**Computation of Net Capital under Rule 15C3-1 of the
Securities and Exchange Commission**
December 31, 2004 and 2003

		2004		2003
Total Stockholder's Equity	$	86,579	$	150,817
		-		-
Non-allowable assets:				
Accounts receivable		(20,016)		-
Prepaid taxes		(1,099)		(1,099)
Prepaid expenses		(3,450)		-
Investment		-		(3,300)
Net Capital	$	62,014	$	146,418



Beard Miller
Company LLP
Certified Public Accountants and Consultants

Independent Auditor's Report
Internal Control Structure Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
High Securities, Ltd.

In planning and performing our audits of the financial statements and supplemental schedules of High Securities, Ltd. (the Company), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
High Securities, Ltd.

       Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

       Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

       We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

       This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Beard Miller Company LLP

Lancaster, Pennsylvania
January 20, 2005